SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    Form 6-K

                              SEC File No. 0-26447

      Report of Foreign Private Issuer Pursuant to Rules 13a-16 and 15d-16
                   under the Securities Exchange Act of 1934


For the month of March, 2000.

                       LEADER MINING INTERNATIONAL, INC.
                (Translation of registrant's name into English)

         400 - Fifth Avenue, SW., Suite #810, Calgary, Alberta T2P 0L6
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

               Form 20-F   X                 Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

               Yes   X                       No _______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-2467
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                        LEADER MINING INTERNATIONAL, INC.
                                  NEWS RELEASE

March 2, 2000                                            CDNX, Trade Symbol: LMN
                                             U.S. Pink Sheet Trade Symbol: LDRMF


                           SIMILCO ACQUISITION UPDATE

In view of numerous inquiries received by the company on the acquisition of Similco Mines and Invermay Property (press release February 29, 2000). Leader Mining wishes to clarify the following points:

     1. Similco Mine is a world-class copper gold deposit. The grades of copper and gold are typical of the large porphyry copper deposits in British Columbia. Mr. Mike MacLeod, a Mining Engineer by profession, was associated with the Similco Copper Project before joining Leader's Management team in 1997 and brings first hand experience about Similco's mining potential.

     2. Similco Mine contains open pit mineable resource of 1.13 billion pounds of copper and to date has produced 1.7 billion pounds with significant gold and silver, valued at US$2 billion at current metal prices. The cash payment of Can$3 million provides a very low acquisition cost to Leader Mining, which translates to Can $0.0025(1/4 of a cent) per pound of copper. Generally accepted industry norm for the purchase of a similar deposit is US $0.03 to $0.05 (3-5 cents). Current London Metal Exchange (LME) market price is in the range of US$0.80/lb Cu.

     3. The surrounding areas of the Similco Property, which is still to be fully explored, show indications of hosting additional 2-3 billion pounds of copper resource. The exploration potential of the project is very strong, several drill holes from previous exploration contain 100 ft @ 3.38 %Cu. and 125 ft @ 0.55% Cu. and .239 g/t Au. and 156 ft
          @1.25% Cu. Leader is planning an immediate follow up of these target areas. These high-grade zones would add substantially to an already well-defined copper resource base.

     4. The fully permitted and bonded Similco Mill, located at the site, adds substantial asset value to the project. To install a new mill complex of comparable size (27,000 tons/day) would require over Can.$200 million to set up, and 3 to 5 years of environmental review and permitting.

     5. This acquisition provides exceptional growth opportunity to Leader Mining, in addition to an on going joint venture between Leader Mining and Kores Canada Corp., a wholly owned subsidiary of Korea resources Corporation, (a Korean Government owned company) for the exploration and development of Company's Knife Lake Project in Saskatchewan. Kores is investing Can $5.2 million to earn a 50% interest in the project.

     6. Several mining houses have expressed interest to commenc commercial production at the Similco Mine at a rate of 80 million pounds per annum on a joint venture basis with Leader Mining.


The management is excited by this unique acquisition and looks forward to the commencement of the commercial production and to realize the full exploration potential of one of the world-class copper mining camps in Canada.

Cautionary Note to U.S. Investors - The United States Securities and Exchange Commission permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, that the SEC guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-26447 available from us at Suite 810, 400 - 5th Avenue SW Calgary, AB T2P 0L6. You can also obtain this form from the SEC by calling 1-800-SEC-0330


--------------------------------------------------------------------------------
The Alberta Stock Exchange has neither approved nor disapproved of the information contained herein.

                     FOR FURTHER INFORMATION PLEASE CONTACT:
                              MR. JASI NIKHANJ AT:
                    Tel: (403) 234-7501 Fax: (403) 234-7504
        E-mail: gen-info@leadermining.com Website: www.leadermining.com
  PAUL TABOADA/STAN KAMINSKY AT: FAB CORPORATE FUNDING INC., USA (800)314-4727



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Leader Mining International, Inc.

July 17, 2000                                by:/s/Jasi Nikhanj
                                                  Jasi Nikhanj, President